UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2002

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F _X_    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

    Yes ___    No _X_

    If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

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                           INCORPORATION BY REFERENCE

    The registrant's report on this Form 6-K is incorporated by reference into the registrant's (i) Form F-3 (File No. 333-12956); and (ii) Registration Statements on Form S-8 (File Nos. 33-8190; 33-9212; 333-12944; 333-91900;
and 333-99083).

                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AXA
                                   (REGISTRANT)

                                   By:  /s/ GERARD DE LA MARTINIERE
                                      -----------------------------
                                      Name:  Gerard de La Martiniere
                                      Title: Chief Financial Officer and
                                             Member of the Management Board


Date: September 20, 2002

                                  EXHIBIT INDEX


      EXHIBITS           DESCRIPTION
      --------           -----------

         1 Press Release issued on September 18, 2002 by AXA, reaffirming that it has no plan to raise capital.

         2 Press release issued on September 9, 2002 by AXA announcing its 2002 employee share offering.

                                                                       EXHIBIT 1
                               [GRAPHIC OMITTED]


                                  PRESS RELEASE

                                                    Paris, September 18th, 2002,

--------------------------------------------------------------------------------
                        AXA HAS NO PLAN TO RAISE CAPITAL
--------------------------------------------------------------------------------


As indicated at the time of the half-year earnings release on September 3rd, 2002, the AXA Group has a very strong financial structure.

In spite of the drop in equity prices, the solvency margins of the Group's insurance affiliates remain more than adequate, and operating earnings of the Group for the 1st half 2002 are sufficient to cover the additional solvency margin required to support business growth. In addition, technical reserves remain more than adequate to cover our commitments to policyholders.

As a consequence, the Group reaffirms that it has no plan to raise capital(1).

While the market valuation of AXA remains an important concern for the Senior Management of the Group, it does not affect the Group's capacity to run its businesses in satisfactory conditions.

                                      X X X

ABOUT AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had EURO 906 billion in assets under management as of December 31, 2001 and reported revenues of EURO 75 billion and operating earnings of EURO 1,533 million for 2001. For the first six months of 2002, revenues were EURO 40 billion and operating earnings were EURO 1,022 million. As of June 30, 2002, assets under management were EURO 794 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is also available on AXA Group web site: www.axa.com
                                                            -----------

INVESTOR RELATIONS:                      MEDIA RELATIONS:
-------------------                      ----------------
Matthieu ANDRE :        331.40.75.46.85  Christophe DUFRAUX :   331.4075.4674
Caroline PORTEL:        212.314.6182     Barbara WILKOC :       212.314.3740
Marie-Flore BACHELIER : 331.4075.4945    Clara RODRIGO :        331.40.75.4722

--------
1 except for the employee shareholder program announced in the September 9th press release (Shareplan 2002)

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

                                                                       EXHIBIT 2

                                  PRESS RELEASE

                                                        Paris, September 9, 2002


                 AXA ANNOUNCES ITS 2002 EMPLOYEE SHARE OFFERING

The principal terms and condition of the capital increase reserved for employees are described in a French prospectus "note d'operation" which received a preliminary visa of the COB on 6 September 2002 with the visa N(degree) 02-1001.

ISSUER

AXA Footsie sectorial classification:
Economic Group    : 80 Financials
Sector            : 83 Insurance
Sub-sector        : 839 Other Insurance

OBJECTIVE

The AXA Group has for several years offered to its employees, in and outside France, the opportunity to subscribe for shares issued by way of a capital increase reserved for employees. By doing this, the AXA Group hopes to strengthen its relationship with its employees by closely associating them with the development and future results of the Group.

The 2002 offering, called "Shareplan 2002", will take place in 29 countries and will involve more than 100,000 employees who will, in most countries, be offered the opportunity to participate in both a classic share offering and a leveraged offering.

SHARES TO BE ISSUED

o  Date of the shareholders' resolution authorising the capital increase:
   General Shareholders' Meeting on 3 May 2002

o  Date of the decision of the Management  Board  authorising  the issue: 24
   July 2002

o Type of instrument, maximum number: Pursuant to (i) resolutions 10 and 11 of the General Shareholders' Meeting of 3 May 2002 and (ii) the decision of the Management Board of 24 July 2002, the offering will consist of the following:

>> An issue, without preferential subscription rights for existing shareholders, of new shares offered at a subscription price equal to 80% of the reference price. This price will be the average opening price for AXA shares on the Premier Marche of Euronext Paris S.A. during the period from and including 25 September 2002 to and including 22 October 2002.

>> In Germany and in respect only of the leveraged offering, an issue without preferential subscription rights for existing shareholders, of new shares with warrants attached exercisable into shares at a subscription price equal to the reference price.

>> The maximum number of new shares, which may be issued pursuant to the offering, is 34,934,497 shares.

>> The benefit date for the new shares will be 1 January 2002.

CONDITIONS RELATING TO SUBSCRIPTION

o  Beneficiaries of the offering: The individuals eligible for the offering are:

>> Employees who on 24 July 2002 had an employment contract with one of the AXA companies participating in the offering and who will have been employed by this company for at least 3 out of the 12 months preceding the subscription period, unless local law requirements require otherwise.

>> In addition, in certain countries where it is possible, subject to specific conditions, the exemployees of participating AXA companies who are retired or have taken early retirement.

o Existence of preferential subscription rights: The issue will be without preferential subscription rights for existing shareholders.

o Terms of subscription: In France and outside France (other than U.S.) the new shares will be held through funds (fonds communs de placement) in which the employees will receive units. In the United States the shares will be subscribed directly by employees.

Holding period of shares: Employees in France will be obliged to hold their shares or fund units until 1 April 2007 and until 1 July 2007 in the case of non-French tax resident employees, except in the event of a specified early exit event.

TIMETABLE FOR THE OFFERING

>> The fixing period for determination of the reference price: From and including 25 September 2002 to and including 22 October 2002. During this period, hedging operations relating to the leveraged offering will be carried out principally by a financial institution by transactions on AXA shares including the use of derivative instruments. AXA may, by using its share buy-back programme or by carrying out stabilisation activities in conformity with French laws and regulations, act as counterpart on any such transactions.

>> The subscription period: From and including 24 October 2002 to and including 8 November 2002. The subscription period may vary from country to country including in Belgium where it will end on 25 November 2002.

>> Date of capital increase: 20 December 2002.

LISTING

The new shares are expected to be listed on the Premier Marche (continu A) of Euronext Paris S.A. (Euroclear France Code: 12062) on 31 December 2002 and on the New York Stock Exchange in the form of American Depository Shares (ADS), each ADS representing one ordinary AXA share.

OTHER INFORMATION

The offering will take place in France and outside France including in the United States where the offering has been registered with the Securities and Exchange Commission ("SEC") on a Form S-8 on 3 September 2002.

TERMS OF EXERCISE OF EQUITY-LINKED INSTRUMENTS

Exercise rights and exercise in respect of the leveraged offering in Germany:

>> The subscription price of each share with warrant will be the reference price. Each share will have attached a fraction (to be determined) of a warrant and each whole warrant will be exercisable into one additional share at the reference price.

>> The maturity date of the warrants will be on or about 1 July 2007, except in the event of an early exit event.
                                       * *
                                        *
ABOUT AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 906 billion in assets under management as of December 31, 2001 and reported revenues of Euro 75 billion and operating earnings of Euro 1,533 million for 2001. For the first six months of 2002, revenues were Euro 40 billion and operating earnings were Euro 1,022 million. As of June 30, 2002, assets under management were Euro 794 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

       This press release is also available on AXA's website : www.axa.com

AVAILABILITY OF PROSPECTUS

The prospectus for the offering is available at the headquarters of AXA and on the website of the COB (http://www.cob.fr, rubrique SOPHIE).

WARNING

This press release is published as required by the Commission des Operations de Bourse pursuant to "reglement 98-07". The offering was registered with the SEC on a Form S-8 on 3 September 2002.

This press release is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In particular, this press release will not constitute an offer in the following countries :
Australia, Belgium, Canada, Spain, Italy, Japan and Portugal where Shareplan 2002 will be submitted to the prior approval of the relevant authorities. A registered offering of securities is being made to AXA Group employees within the United States by means of a prospectus that may be obtained from AXA. The prospectus contains important information regarding AXA and Shareplan 2002. The securities offered to AXA Group employees outside the United States in connection with this employee offering have not been registered under the US securities laws and may not be offered or sold in the United States absent registration or an exemption from registration.